

September 12, 2014

Via E-mail
Robert J. Wessels
Aina Le'a, Inc.
69-201 Waikaloa Beach Drive, #2617
Waikaloa, Hawaii 96738

    Re: **Aina Le'a, Inc.**
              Draft Registration Statement on Form S-1
              Submitted August 15, 2014
              CIK No. 0001554923

Dear Mr. Wessels:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please include Part II of Form S-1 in your amendment.

4.   Please tell us how you complied with Item 509 of Regulation S-K or tell us how you determined it was not necessary to reference your auditor as an expert in accounting and auditing.

Table of Contents, page i

5.   Please refer to the last paragraph of page ii wherein you reference selling shareholders and underwriters as being part of your offering. Considering that this is a direct primary offering in which no underwriter is being used, the reference to the selling shareholders' and underwriter's involvement appears irrelevant. Please revise throughout for consistency. For example, we note similar inconsistencies on pages 3, 25 and 59.

Prospectus Summary, page 1

6.   Please revise your disclosure to expand your description of the agreements that are material to your business, including your material obligations and rights under your marketing agreement with Capital Asia Group and the joint development agreement with the investors.

7.   Please expand your discussion of the ULF program to provide more information on the status and operation of the program, such as the following: (1) the number of ULFs created; (2) the interest rates associated with the ULFs; (3) the aggregate amount due as of the most recent date; and (4) the identity of the trustee. We also note your disclosure in footnote 6 to your financial statements in which you indicate that Capital Asia Group has the power to direct the trust. Please include risk factor disclosure that discusses the risks involved should you fail to meet your payment obligations with respect to the ULFs. In addition, please highlight in your risk factor disclosure that the land on which the townhomes are being built is owned 95.85% owned by the trust, of which you have a 42.73% ownership.

8.   We that your statement that you have developed the ULF program as a unique financing method to raise the capital necessary for the acquisition and development of Phase 1. Please clarify the purpose of this offering at this time and when and how you intend to use the ULF program to raise capital.

9.   We note your statement that the capital for your projects is raised from investors in reliance upon exemptions from registration under the Securities Act. Please provide us your analysis as to why those exempt offerings would not be integrated with this public offering.

Risk Factors, page 4

10.   Please include a risk factor that discusses the LUC litigation and its potential impact on your business or advise.

11.   We note on page F-1 and in Note 3 to your financial statements that the financial statements have been prepared assuming that the company will continue as a going concern. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your risk factors

section. This risk factor should discuss the risks to you from the possibility that your revenues will not be sufficient to meet your operating costs.

Our business is susceptible to adverse weather conditions and natural disasters, page 14

12.   Risk factor disclosure should be detailed enough so that investors can understand the potential magnitude of the risk cited. In light of the recent adverse weather conditions affecting Hawaii, such as tropical storm Iselle, please revise to address if your real estate project suffered any damage, as applicable.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies . . . ., page 21

13.   Please also consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Use of Proceeds, page 25

14.   Since less than the total amount of securities may be sold, please indicate the order of priority for the particular uses cited. Refer to Instruction 1 to Item 504 of Regulation S-K for guidance.

Capitalization, page 26

15.   Since this is a best efforts no minimum offering, please tell us how the adjustments to show the impact of selling the maximum number of shares is factually supportable.

Dilution, page 27

16.   You indicate that that existing stockholders paid total consideration of ($12,991,813), which does not appear correct. Please revise or advise.

Plan of Distributions; Terms of the Offering, page 29

17.   We note your disclosure that you intend to advertise and hold investment meetings in various states. Please provide more details about your plans to market this offering, including any material expenditures you may incur.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

18.   In the overview, you indicate that you are building 432 townhouses, which include townhomes and rental villas, however, in other parts of your prospectus, you indicate that you are building 384 townhomes, 48 luxury villas and 70 single family lots. Please revise for consistency throughout.

19.   Please revise throughout to clarify the status of your townhomes, including the number of properties in construction and the number of properties completed. Additionally, please disclose the average cost of construction for each type of property (e.g., townhome, villa or single family lot) and aggregate the total cost of construction paid as of the most reasonably recent date.

20. Please disclose how many signed, nonbinding reservations you have received and provide more detail of the terms of such reservations.

21. Please expand your discussion to provide more information about the status of the PSA, including the negotiations of new terms. Please also clarify if your decision to cease payments under the PSA has any effect on your ownership of the original lots.

Critical Accounting Policies, page 32

Real Estate Project in Development, page 32

22. We note you indicate that you capitalize interest and other carrying costs used in developing properties. Please tell us and expand your accounting policy to describe the types of other carrying costs capitalized such as taxes, salaries and other general and administrative expenses. To the extent salaries capitalized are material, please quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

23. Please expand your filing to discuss the impact of the pending litigation on your impairment analysis.

24. We note your disclosure that the "developed land lots in the balance of the 1,099 acres (assuming we are able to acquire the remaining acreage under a revised PSA) are projected to provide more than $1.1 billion from sales of building lots to contractors." Please revise your disclosure to provide Item 10(b) of Regulation S-K for this projection or remove it from your prospectus.

Liquidity and Capital Resources, page 33

25. You disclose that you have secured financing commitments of a $15 million revolving line of credit and a $15,245,000 one-year secured term loan. Additionally, you make reference to a $55 million corporate bond issuance. To the extent that any relevant terms of these financings are known, although not necessarily finalized, please disclose such material terms including related interest rates, maturity dates and any other material terms.

Results of Operations, page 34

26. To the extent required under Item 404 of Regulation S-K, please expand your disclosure of the transactions with shareholders who provided advances to fund your operations and who have personally guaranteed other debt instruments.

27. You indicate that you have received a recent appraisal of the lots by Lawrence Valuation Services. Please clarify if Lawrence Valuation Services expertised this disclosed amount in your prospectus.

Executive Compensation , page 50

28. We note footnote (2) to your compensation table. Please include the $24,000 annual residential rental payments as a prerequisite or other personal benefit in the other

compensation column. Refer to Item 402(n).

Principal Stockholders, page 54

29.   Please disclose the natural person with dispositive and voting power for each of the entities listed.

Registration Rights, page 60

30.   You disclosure on page 60 that there will be no registration rights outstanding after the offering does not appear consistent with your disclosure on page 56 that you have agreed to file a registration statement for ULF beneficial holders. Please revise or advise.

Financial Statements

General

31.   Please update your financial statements through June 30, 2014. Reference is made to Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

32.   Please amend your filing to include your auditor's signature. Reference is made to Rule 302 of Regulation S-T.

Notes to Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-7

33.   We note that certain ULF contracts must be repaid in Singapore dollars.   Please tell us and expand your disclosures to discuss how you have accounted for such contracts under the guidance outlined within Topic 830-20 of the Financial Accounting Standards Codification.   Your response should address where on your statement of operations you have recorded the foreign currency transaction gains or losses related to these ULF contracts to be settled in Singapore dollars.

Note 6 – Contracts Payable to Trust, page F-12

34.   As discussed on page 33, you indicate that acquired beneficial interests has been netted against contracts payable to Land Trust in accordance with terms of an agreement with the power of interest of the Land Trust. Please clarify the significant terms of this agreement and confirm that this agreement gives you the legal right of setoff.   To the extent a legal right of setoff exists, please revise to include the disclosure requirements outlined within paragraphs 210-20-50-1 to 6 of the Financial Accounting Standards Codification.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Raymond A. Lee, Esq.